

October 31, 2011

<u>Via E-Mail</u>
Mr. Yulu Bai
Chief Executive Officer
Silvan Industries, Inc.
Jun Yue Hua Ting, Building A
3rd Floor, Unit – 1
#58 Xin Hua Road
Guiyang, Guizhou Province 550002

> **Re:**   **Silvan Industries, Inc. (f/k/a China Forestry Industry Group, Inc.)**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 23, 2011**
> **File No. 0-52843**

Dear Mr. Bai:

We issued comments to you on the above captioned filing on June 23, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 14, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 14, 2011, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed.

You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any questions.

> Sincerely,
>
> /s/ Kathleen Krebs for
>
> Larry Spirgel
> Assistant Director